  THIRD SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH DATED OCTOBER 24, 1996

                      ATLANTIC ACQUISITION CORPORATION,
                         A WHOLLY OWNED SUBSIDIARY OF

                         NORFOLK SOUTHERN CORPORATION

                  HAS AMENDED ITS OFFER TO PURCHASE FOR CASH

                    AND IS NOW OFFERING TO PURCHASE UP TO

                       AN AGGREGATE OF 8,200,000 SHARES

                                      OF

      COMMON STOCK AND SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK (INCLUDING, IN EACH CASE, THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)

                                      OF

                                 CONRAIL INC.

                                      AT
                              $115 NET PER SHARE

THE OFFER, WITHDRAWAL RIGHTS AND THE PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 4, 1997, UNLESS THE OFFER IS EXTENDED

                                  IMPORTANT

THE OFFER, AS AMENDED, IS NO LONGER SUBJECT TO THE MINIMUM CONDITION, THE SUBCHAPTER F CONDITION, THE RIGHTS CONDITION OR THE CSX TERMINATION CONDITION (EACH AS DEFINED IN THE OFFER TO PURCHASE). SEE SECTION 7.

   Consistent with Norfolk Southern Corporation's ("Parent") pledge that it will not be a party to any agreement with CSX Corporation ("CSX") or Conrail Inc. (the "Company") that delivers anything less to Company shareholders than a $115 all-cash offer, Parent and Atlantic Acquisition Corporation ("Purchaser"), a wholly owned subsidiary of Parent, intend to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Parent or Purchaser.

   Any shareholder desiring to tender all or any portion of such shareholder's Shares (as defined herein) should either (i) complete and sign the revised Letter of Transmittal delivered herewith or one of the Letters of Transmittal previously delivered to such shareholder by Parent and Purchaser (or any facsimiles of such Letters of Transmittal) in accordance with the instructions in such Letters of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to such Letters of Transmittal, mail or deliver one of such Letters of Transmittal (or such facsimile thereof) and any other required documents (continued)

                    The Dealer Managers for the Offer are:

J.P. Morgan & Co.                                          Merrill Lynch & Co.

January 22, 1997
to the Depositary and either deliver the certificates for such Shares and, if separate, the certificates representing the associated Rights (as defined herein) to the Depositary along with one of such Letters of Transmittal (or a facsimile thereof) or deliver such Shares (and Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase (as defined herein) prior to the expiration of the Offer (as defined herein) or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares (and, if applicable, Rights) registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares (and, if applicable, Rights).

   Participants in the Company's Matched Savings Plan (the "ESOP") desiring that Fidelity Management Trust Company, as trustee under the ESOP (the "ESOP Trustee"), tender the ESOP Preferred Shares allocated to their accounts, which will be converted into Common Shares upon consummation of the Offer, should so instruct the ESOP Trustee by completing the form that will be provided to participants for that purpose. ESOP participants cannot tender Shares allocated to their ESOP accounts by executing one of the Letters of Transmittal.

   Any shareholder who desires to tender Shares (and, if applicable, Rights) and whose certificates for such Shares (and, if applicable, Rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, may tender such Shares (and, if applicable, Rights) by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

   Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Third Supplement. Additional copies of the Offer to Purchase, the First Supplement (as defined herein), the Second Supplement (as defined herein), the revised Letter of Transmittal or other tender offer materials may be obtained from the Information Agent.

                              TABLE OF CONTENTS

                                                                                              PAGE
                                                                                              ----
INTRODUCTION .............................................................................     1
1. Terms of the Offer; Proration; Expiration Date ........................................     2
2. Procedures for Tendering Shares .......................................................     3
3. Price Range of Shares; Dividends ......................................................     3
4. Source and Amount of Funds ............................................................     4
5. Background of the Offer; Contacts with the Company ....................................     4
6. Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations  ...     5
7. Conditions of the Offer ...............................................................     6
8. Certain Legal Matters; Regulatory Approvals; Certain Litigation .......................     6
9. Miscellaneous .........................................................................     7

TO THE HOLDERS OF COMMON STOCK AND
SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK OF CONRAIL INC.:

                              INTRODUCTION

   The following information amends and supplements the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as previously amended and supplemented by the Supplement to the Offer to Purchase, dated November 8, 1996 (the "First Supplement"), and the Second Supplement to the Offer to Purchase, dated December 20, 1996 (the "Second Supplement"), of Atlantic Acquisition Corporation ("Purchaser"), a Pennsylvania corporation and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Parent"), pursuant to which Purchaser is offering to purchase shares of (i) common stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of July 19, 1989, as amended, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement").

   Purchaser is now offering to purchase up to an aggregate of 8,200,000 Shares at $115 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the First Supplement, the Second Supplement and this Third Supplement, and in the revised Letter of Transmittal (which, as amended from time to time, collectively constitute the "Offer"). THE OFFER, AS AMENDED, IS NO LONGER SUBJECT TO THE MINIMUM CONDITION, THE SUBCHAPTER F CONDITION, THE RIGHTS CONDITION OR THE CSX TERMINATION CONDITION (EACH AS DEFINED IN THE OFFER TO PURCHASE). See Section 7. Unless the context otherwise requires, all references to Common Shares, ESOP Preferred Shares or Shares shall include the associated Rights, and all references to the Rights shall include the benefits that may enure to holders of the Rights pursuant to the Rights Agreement, including the right to receive any payment due upon redemption of the Rights.

   On January 13, 1997, Parent announced its pledge that if Company shareholders defeated the Company proposal to approve the Articles Amendment at the Pennsylvania Special Meeting, Parent and Purchaser would promptly amend the Offer to eliminate all of the conditions thereto and to reduce the aggregate number of Shares sought in the Offer to 8,200,000 Shares, approximately the maximum number of Shares (based on currently available information as to the number of outstanding Common Shares) that Purchaser can acquire without becoming an "Acquiring Person" under the Rights Agreement. See Introduction and Section 12 of the Offer to Purchase and Sections 6 and 8 of the First Supplement. Based upon an official preliminary vote count by the inspector of election for the Pennsylvania Special Meeting, Company shareholders defeated the Articles Amendment at the Pennsylvania Special Meeting which was held on January 17, 1997. The Company has stated that it may call another special meeting of the Company shareholders to approve the Articles Amendment to "opt out" of Subchapter E of Chapter 25 of the PBCL or to consider the Proposed CSX Merger. However, the Company has not stated whether or when any such meeting would be held. Purchaser intends to vote any Shares acquired in the Offer against the Articles Amendment and the Proposed CSX Merger at any such meeting.

   THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY ANNUAL OR OTHER MEETING OF COMPANY SHAREHOLDERS. ANY SUCH SOLICITATION WHICH
PARENT OF PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

   The purpose of the Offer is for Parent, through Purchaser, to acquire a significant equity interest in the Company as the first step in a business combination of Parent and the Company. Following Purchaser's acceptance for payment of Shares in the Offer, Purchaser intends to promptly commence another tender offer (the "Second Offer") to purchase all outstanding Shares not owned by Purchaser at a price of $115 per Share, net to the seller in cash, without interest thereon, upon essentially the same terms and subject to the same conditions set forth in the Offer to Purchase, as previously amended and supplemented by the First Supplement and the Second Supplement, in order to acquire control of, and the entire equity interest in, the Company.

   Consistent with Parent's pledge that it will not be a party to any agreement with CSX or the Company that delivers anything less to Company shareholders than a $115 all-cash offer, Parent and Purchaser intend to continue to seek to negotiate with the Company a definitive merger agreement pursuant to which the Company would, as soon as practicable following consummation of the Offer or the Second Offer, consummate a merger or similar business combination with Purchaser or another direct or indirect subsidiary of Parent (the "Proposed Merger"). In the Proposed Merger, each Common Share and ESOP Preferred Share then outstanding (other than Shares held by the Company or any subsidiary of the Company and Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent) would be converted into the right to receive an amount in cash equal to the price per Common Share and ESOP Preferred Share paid pursuant to the Offer or the Second Offer. See Sections 11 and 12 of the Offer to Purchase, Sections 5 and 6 of the First Supplement, Sections 7 and 8 of the Second Supplement and Sections 5 and 6 of this Third Supplement.

   This Third Supplement should be read in conjunction with the Offer to Purchase, the First Supplement and the Second Supplement. Except as set forth in this Third Supplement and the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase, the First Supplement, the Second Supplement and the Letters of Transmittal mailed with the Offer to Purchase, the First Supplement or the Second Supplement remain applicable in all respects to the Offer. Terms used but not defined herein have the meanings set forth in the Offer to Purchase, the First Supplement or the Second Supplement.

   Based upon information contained in the Company's Proxy Statement Supplement mailed to Company shareholders on or about December 24, 1996 in connection with the Pennsylvania Special Meeting, as of December 5, 1996 (the record date for determining Company shareholders entitled to vote at the Pennsylvania Special Meeting), 82,244,475 Common Shares and 7,303,920 ESOP Preferred Shares were issued and outstanding. Based upon information set forth in the Schedule 13D filed by CSX with the Securities and Exchange Commission (the "SEC") on December 6, 1996, as amended, 17,775,124 Common Shares are beneficially owned by CSX. Accordingly, assuming that all Company shareholders other than CSX tender all of their Shares in the Offer, Company shareholders will be able to sell approximately 11.4% of their Shares in the Offer. See Section 1.

   To the extent Purchaser determines that, as a result of the consummation of the Offer, Purchaser would beneficially own such number of the then outstanding Common Shares as would result in the occurrence of a Distribution Date, Purchaser reserves the right, in its sole discretion, to further amend the Offer to reduce the number of Shares sought in the Offer so that the number of Common Shares that Purchaser would own upon consummation thereof would represent such number of Common Shares then outstanding as would not result in the occurrence of a Distribution Date at such time. Any such amendment would be made in compliance with applicable rules and regulations of the SEC. See Section 7.

   THE OFFER TO PURCHASE, THE FIRST SUPPLEMENT, THE SECOND SUPPLEMENT, THIS THIRD SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

   1. TERMS OF THE OFFER; PRORATION; EXPIRATION DATE. The discussion set forth in Section 1 of the Offer to Purchase, Section 1 of the First Supplement and Section 1 of the Second Supplement is hereby amended and supplemented as follows:

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for up to an aggregate of 8,200,000 Shares which are validly tendered prior to the Expiration Date (as hereinafter defined) and not properly withdrawn in accordance with Section 4 of the Offer to

Purchase. The term "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, February 4, 1997, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

   If more than 8,200,000 Shares are validly tendered prior to the Expiration Date and not properly withdrawn, Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for only 8,200,000 Shares, on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not properly withdrawn. The same proration factor will be applied in the Offer to the Common Shares and the ESOP Preferred Shares. Because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, if proration is required, Purchaser would not expect to be able to announce the final results of proration or pay for Shares until at least five New York Stock Exchange, Inc. ("NYSE") trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Information Agent and may also be able to obtain such preliminary information from their brokers.

   2. PROCEDURES FOR TENDERING SHARES. The discussion set forth in Section 3 of the Offer to Purchase, Section 2 of the First Supplement and Section 2 of the Second Supplement is hereby amended and supplemented as follows:

   The revised Letter of Transmittal and the revised Notice of Guaranteed Delivery distributed with this Third Supplement may be used to tender Shares. Tendering shareholders may also continue to use the Letters of Transmittal and the Notices of Guaranteed Delivery previously distributed with the Offer to Purchase, the First Supplement or the Second Supplement to tender Shares. By tendering Shares pursuant to the revised Letter of Transmittal or the revised Notice of Guaranteed Delivery or one of the Letters of Transmittal or Notices of Guaranteed Delivery previously delivered, tendering shareholders will be deemed to represent and warrant to Parent and Purchaser that, among other things, such tender of Shares complies with Rule 14e-4 under the Exchange Act.

   By executing a Letter of Transmittal, a tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder's proxies, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares (including the associated Rights) tendered by such shareholder and accepted for payment by Purchaser (and any and all noncash dividends, distributions, rights, other Shares, or other securities issued or issuable in respect of such Shares on or after October 24, 1996). All such proxies shall be considered coupled with an interest in the tendered Shares or Rights. This appointment will be effective if, when, and only to the extent that, Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given. The designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered (subject to the terms of the Voting Trust Agreement for so long as it shall be in effect with respect to the Shares or Rights) to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual, special, adjourned or postponed meeting of the Company's shareholders, by written consent or otherwise. Purchaser reserves the right to require that, in order for shares or other securities to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser (including through the Voting Trust) must be able to exercise full voting rights with respect to such Shares.

   Purchaser intends to vote any Shares acquired in the Offer against the Articles Amendment and the Proposed CSX Merger at any special meeting of Company shareholders called for such purpose.

   SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND NOT PROPERLY WITHDRAWN SUCH SHARES HAVE VALIDLY TENDERED SUCH SHARES FOR PURPOSES OF THE OFFER AND NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE OFFER PRICE OF $115 NET PER SHARE PURSUANT TO THE OFFER.

   3. PRICE RANGE OF SHARES; DIVIDENDS. The discussion set forth in Section 6 of the Offer to Purchase, Section 3 of the First Supplement and Section 3 of the Second Supplement is hereby amended and supplemented as follows:

   According to public sources, the high and low closing sale prices per Common Share on the NYSE for the Fourth Quarter of 1996 were $100 7/8 and $68 1/2, respectively. The high and low closing sale prices per Common Share on the NYSE for the First Quarter of 1997 (through January 21, 1997) were $104 3/4 and $98 1/2, respectively. On January 21, 1997, the last full trading day prior to Parent's announcement that it was amending the terms of the Offer upon the terms set forth in this Third Supplement, the reported closing sale price per Common Share on the NYSE Composite Tape was $104. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE COMMON SHARES.

   4. SOURCE AND AMOUNT OF FUNDS. The discussion set forth in Section 10 of the Offer to Purchase, Section 4 of the First Supplement and Section 6 of the Second Supplement is hereby amended and supplemented as follows:

   Purchaser estimates that the total amount of funds now required to acquire Shares pursuant to the Offer, the Second Offer and the Proposed Merger (in each case as amended and as described in this Third Supplement), to pay all related costs and expenses, to refinance Parent's and the Company's existing debt and for working capital purposes will be approximately $13 billion, of which up to approximately $1.0 billion will be required to consummate the Offer and to pay costs and expenses related thereto. Parent anticipates borrowing up to approximately $1.0 billion either under the revolving credit facility of the Credit Facility on a short-term basis or through the issuance of commercial paper to finance the acquisition of the Shares pursuant to the Offer and to pay such related costs and expenses.

   As of January 8, 1997, signed commitments (including the commitments of the Arrangers and their affiliates as Lenders) in excess of the amount needed to complete Parent's proposed acquisition of the Company had been received by the Arrangers from banks and other financial institutions in respect of the $13 billion financing for Parent's $115 per Share Offer for all outstanding Shares. Parent has received oral confirmations from the Arrangers (and their affiliates as Lenders) in respect of their original commitments that the proceeds of the revolving credit facility will be available for the purchase of the 8,200,000 Shares pursuant to the Offer, as amended by this Third Supplement, and such other related purposes in connection therewith as described above, and Parent and the Arrangers are highly confident that the other Potential Syndicate Members will also agree to such use of proceeds in respect of their original commitments.

   To the extent Parent elects that loans outstanding under the Credit Facility prior to the date on which the Borrower owns at least 51% of the Shares (the "Acquisition Date") bear interest at a rate based on the base rate, the adjusted CD rate or the Eurodollar rate, it is currently anticipated that such loans shall bear interest at margins over such rates equal to 0%, 0.225% and 0.1%, respectively.

   To the extent Parent elects that any loans under the Credit Facility bear interest at a rate based on the adjusted CD rate on and after the Acquisition Date, it is currently anticipated that such loans shall bear interest at the adjusted CD rate plus a margin which will initially be .875% and may be adjusted depending on Parent's senior unsecured long-term debt ratings following the Acquisition Date to between .350% and 1.00%.

   It is currently anticipated that, during all times that both Parent's senior unsecured long-term debt and the loans under the Credit Facility have ratings below investment grade, such loans will bear interest at a rate per annum equal to the rates described in the Offer to Purchase (as modified as described in the Second Supplement and, in the case of adjusted CD rate loans, this Third Supplement) that would otherwise be applicable to such loans plus an additional margin of .125%.

   It is also currently anticipated that the $3.5 billion term loan facility, which is one of the three term loan facilities (in addition to the revolving credit facility) which will comprise the Credit Facility, will be subject to a mandatory repayment in the amount of $1.0 billion on the first anniversary of the Acquisition Date.

   5. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. The discussion set forth in Section 11 of the Offer to Purchase, Section 5 of the First Supplement and Section 7 of the Second Supplement is hereby amended and supplemented as follows:

   On January 13, 1997, Parent announced its pledge that if Company shareholders defeated the Company proposal to approve the Articles Amendment at the Pennsylvania Special Meeting and to allow the Company's management to adjourn or postpone the Pennsylvania Special Meeting, Parent and Purchaser would promptly amend the Offer to eliminate all of the conditions thereto and to reduce the aggregate number of Shares sought in the Offer to approximately 8,200,000 Shares, the maximum number of Shares (based on currently available information as to the number of outstanding Common Shares) that Purchaser can acquire without becoming an "Acquiring Person" under the Rights Agreement. At such time, Parent also announced that, following Purchaser's acceptance for payment of Shares in such amended Offer, Purchaser would commence the Second Offer for all the remaining Shares at $115 per Share and upon essentially the same terms and subject to the same conditions as the Offer as in effect on January 13, 1997.

   On January 17, 1997, the Pennsylvania Special Meeting was held.

   On January 21, 1997, Parent issued a press release stating that, based on the official preliminary vote count by the inspector of election for the Pennsylvania Special Meeting, the Company's shareholders defeated the Articles Amendment at the Pennsylvania Special Meeting.

   Also on January 21, 1997, Mr. Goode sent the following letter to Messrs. LeVan and Snow:

                              January 21, 1997


Mr. David M. LeVan            Mr. John W. Snow
Chairman, President and       Chairman, President and
 Chief Executive Officer       Chief Executive Officer
Conrail Inc.                  CSX Corporation
2001 Market Street            901 East Cary Street
Philadelphia, PA 19101        Richmond, VA 23219


Dear David and John:

   The Conrail shareholders' vote last Friday places a responsibility on us to work out a rail structure in the East that will be in the long-term interests of all constituencies served by our companies. I believe that this can be accomplished if we sit down and try.

   I believe that we can achieve balanced competition in the East with the greatest continuity in existing operations by combining Norfolk Southern and Conrail and providing to a competitor such as CSX its own routes into the Northeast/Mid-Atlantic region from the West and South, so that the result is competing networks of equivalent scope, scale and market access.

   You have a different, but perhaps not irreconcilable, vision of the 21st century railroad map. Accordingly, we are prepared to enter into discussions with no preconditions other than recognition of our pledge to the Conrail shareholders that Norfolk Southern will only enter into an agreement with Conrail or CSX that gives to Conrail shareholders an all cash offer of $115 per share.

   I look forward to your reply. Your initiative and our determination are hallmarks of great companies capable of finding a public interest resolution of their differences.

                                     Sincerely,
                                     David R. Goode

   6. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; CERTAIN CONSIDERATIONS. The discussion set forth in Section 12 of the Offer to Purchase, Section 6 of the First Supplement and Section 8 of the Second Supplement is hereby amended and supplemented as follows:

   The purpose of the Offer is for Parent, through Purchaser, to acquire a significant equity interest in, the Company as the first step in a business combination of Parent and the Company. Following Purchaser's acceptance for payment of Shares in the Offer, Purchaser intends to promptly commence the Second Offer to acquire control of, and the entire equity interest in, the Company. The Second Offer will be subject to essentially the same terms and conditions set forth in the Offer to Purchase, as previously amended and supplemented by the First Supplement and the Second Supplement, including there being validly tendered and not properly withdrawn prior to the expiration thereof a number of Shares which, together with Shares then owned by Parent or Purchaser, constitute at least a majority of the Shares outstanding on a fully diluted basis. The Second Offer would also be subject to the Subchapter F Condition, the Rights Condition and the CSX Termination Condition.

   In furtherance of its efforts to acquire control of, and the entire equity interest in, Parent intends to solicit proxies at the Company's 1997 Annual Meeting of Shareholders seeking to remove some or all of the current members of the Company Board and elect a new slate of directors. The Company has not set the date for its 1997 Annual Meeting of Shareholders. Although the Company's Proxy Statement for its 1996 Annual Meeting of Shareholders stated that the Company's 1997 Annual Meeting of Shareholders was currently scheduled for May 21, 1997, the Company has stated that its 1997 Annual Meeting of Shareholders may be held as late as the end of 1997.

   THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY ANNUAL OR OTHER MEETING OF COMPANY SHAREHOLDERS. ANY SUCH SOLICITATION WHICH
PARENT OR PURCHASER MIGHT MAKE WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14 (A) OF THE EXCHANGE ACT.

   7. CONDITIONS OF THE OFFER. The Purchaser has eliminated all of the conditions to the Offer. However, to the extent Purchaser determines that, as a result of the consummation of the Offer, Purchaser would beneficially own such number of the then outstanding Common Shares as would result in the occurrence of a Distribution Date, Purchaser reserves the right, in its sole discretion, to further amend the Offer to reduce the number of Shares sought in the Offer so that the number of Common Shares that Purchaser would own upon consummation thereof would represent such number of Common Shares then outstanding as would not result in the occurrence of a Distribution Date at such time. Such amendment to the Offer could be required in the event that the Company amends the Rights Agreement, changes its capitalization by way of a recapitalization or takes certain other actions in respect of the Shares. Any such amendment would be made in compliance with applicable rules and regulations of the SEC.

   8. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CERTAIN LITIGATION. The discussion set forth in Section 15 of the Offer to Purchase, Section 8 of the First Supplement and Section 10 of the Second Supplement is hereby amended and supplemented as follows:

   STB Matters; Acquisition of Control. On December 27, 1996, Parent filed a petition with the STB alleging that the No Negotiation Provision, as in effect after the Second Amendment, constitutes unlawful control of the Company by CSX for the purposes of the federal statute that requires prior STB approval of control and seeking, among other things, a declaratory order that CSX is in violation of such federal law by reason of the No Negotiation Provision and that such provision is unlawful and unenforceable.

   On January 9, 1997, the STB denied, as premature, Parent's petition for an order declaring that the No Negotiation Provision, as in effect after the Second Amendment, gave CSX unlawful control over the Company.

   In denying the petition, the STB stated that the No Negotiation Provision would not preclude the STB from approving Parent's Proposed Merger. The STB, which indicated that the No Negotiation Provision "appears excessive on its face," also stated that the No Negotiation Provision could not be used to prevent the Company from negotiating or agreeing to a Parent-Company merger agreement once the STB approves Parent's Proposed Merger.

   The STB explained that applicable law can preempt contractual rights, including the No Negotiation Provision, if necessary to permit consummation of an STB-approved transaction. Thus, CSX and the Company cannot preclude STB approval of a transaction by entering into a contract that purports to prevent all alternatives to their own preferred outcome.

   Certain Litigation. On January 2, 1997, Plaintiffs in the Pennsylvania Litigation filed a Motion for Preliminary Injunction and a Motion for Partial Summary Judgment in the District Court. In their Motion for Partial Summary Judgment, Plaintiffs requested an order stating that consummation of the CSX Offer caused a "Control Transaction" with respect to the Company to occur under the Pennsylvania Control Transaction Law and created joint and several liability among the members of the Control Transaction Group to pay at least $110 cash per Share to each demanding Company shareholder. In their Motion for Preliminary Injunction, Plaintiffs requested that the District Court enjoin the Defendants, and all persons acting in concert with them, from seeking to enforce or requiring compliance with, the No Negotiation Provision, as extended, and to enjoin Defendants from convening the Pennsylvania Special Meeting until ten business days after the Company shareholders receive notice of the District Court's ruling on Plaintiffs' Motions for Preliminary Injunction and Partial Summary Judgment. On January 8, 1997, Plaintiffs filed a Supplemental Motion for Preliminary Injunction requesting that Defendants be enjoined from convening the Pennsylvania Special Meeting until ten business days after the Company shareholders receive notice of the District Court's final judgment on the Pennsylvania Control Transaction Law issue.

   On January 9, 1997, the District Court denied Plaintiffs' Motion for Preliminary Injunction, Plaintiffs' Supplemental Motion for a Preliminary Injunction and Plaintiffs' Motion for Partial Summary Judgment. After the ruling, Plaintiffs asked the District Court for an injunction pending appeal which was denied. Plaintiffs later that day filed a notice of appeal with the District Court.

   On January 10, 1997, Plaintiffs filed a motion for expedited appeal or, in the alternative, an injunction pending appeal with the Third Circuit. On the same date, the Third Circuit set a briefing schedule to consider Plaintiffs' motion for an injunction pending appeal but declined to expedite a final decision on the appeal. On January 14, 1997, the Third Circuit scheduled oral arguments on such motion. On January 15, 1997, after hearing oral arguments, the Third Circuit denied Plaintiffs' motion for an injunction pending appeal.

   9. MISCELLANEOUS. Parent and Purchaser have filed with the SEC amendments to the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1, and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 of the Offer to Purchase (except that they may not be available at the regional offices of the SEC).

                                              ATLANTIC ACQUISITION CORPORATION
January 22, 1997

   Facsimile copies of the revised Letter of Transmittal or any Letter of Transmittal previously distributed by Parent and Purchaser, properly completed and duly signed, will be accepted. Any such Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer is:
                             THE BANK OF NEW YORK

         By Mail:                                                   By Hand or Overnight Courier:
Tender & Exchange Department                                         Tender & Exchange Department
      P.O. Box 11248              By Facsimile Transmission:            101 Barclay Street
   Church Street Station        (for Eligible Institutions Only)      Receive & Deliver Window
New York, New York 10286-1248           (212) 815-6213                 New York, New York 10286


                          For Information Telephone:
                                (800) 507-9357

   Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and locations listed below. Additional copies of the Offer to Purchase, the First Supplement, the Second Supplement, this Third Supplement, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                   The Information Agent for the Offer is:

                       [GEORGESON & COMPANY INC. LOGO]

                              Wall Street Plaza
                              New York, NY 10005
                Banks and Brokers Call Collect: (212) 440-9800
                  All Others Call Toll-Free: (800) 223-2064


                    The Dealer Managers for the Offer are:


       J.P. Morgan & Co.                Merrill Lynch & Co.
         60 Wall Street               World Financial Center
         Mail Stop 2860                     North Tower
   New York, New York 10260        New York, New York 10281-1305
  (800) 576-5070 (toll free)       (212) 449-8211 (call collect)